Filed by Frank’s International N.V.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Frank’s International N.V.

Commission File No.: 001-36053

Mike

Hello, everyone – I appreciate you joining us today for this town hall. I’m joined by your leadership team to discuss our proposed merger with Expro. If you haven’t reviewed my email today, please do so. Today, we’re going to share some thoughts on this proposed combination of two great companies in our industry. I say proposed because there are a several important steps that must take place to complete the transaction.

We expect the official closing – when we officially become one company – to take place in 4-6 months. You may be wondering why it takes so long. Without getting into too many details, we must prepare a lengthy document for our shareholders to review before they can vote on approving the transaction, so this process takes about two months start to finish. In addition, both companies must seek regulatory approval from several different governmental agencies, both in the U.S. and abroad.

In the meantime, we will have integration teams working to iron out the details of our two companies to operate as one. To make a long story short, there is a great deal of work to be done before the transaction closes.

Frank’s will be combining with Expro to create a leading, global, full-cycle, oilfield services provider, with the scale, financial strength and technological capabilities to succeed through market cycles. We refer to the combined company’s capabilities as “full-cycle.” Expro’s service offerings are largely complementary to ours, so together we will be able to offer a full suite of solutions across the well lifecycle – and across additional geographies. Most of the services and products Frank’s provides have to do with new wells, which represent the capital spending of our customers—or capex. We have a great business, but when drilling slows down—we slow down.

Oil and gas wells do not continue to produce without some help along the way. This is where Expro comes into the picture. Over the life of any well, there will be a need for any number of services to extend the life of that well, and allow the operator to achieve maximum production. Since wells stay operational for many years, sometimes over 20 years, Expro has an entire suite of services that support this process of increasing production and extending the life of a well.

These expenditures are the customer’s operating expense, or opex. So Frank’s benefits from the customer’s capex, and Expro benefits from the opex. With this combination of Frank’s and Expro, we will be able to have a revenue stream over a well’s complete lifecycle.

As I said in my letter, Expro is the larger of the two companies, so their CEO Mike Jardon, will be the CEO of the combined company, and likewise the company name going forward will be Expro. The remainder of the leadership team is expected to come from both companies. I will remain as Chairman of the Board and some of Frank’s other directors will be on the combined company Board. You can be certain the Frank’s brand will not only survive, but thrive, as all of our current activities will be branded “Frank’s,” and we will continue to grow as part of a larger enterprise.

Since our new platform will be bigger, with broader product and service lines—this will create growth, creating opportunities for our employees. Our management team is here with me today to help explain what this merger means for Frank’s and its employees. If you have any questions, please use the Employee Voices email inbox provided in my note this morning. I’d like to turn it over to Steve Russell, our SVP of Operations, who can talk about the scale, strength, resiliency and technology portion of this combination.

Steve

Thanks Mike, I want to expand further on the point that you made around servicing the full well lifecycle. At Frank’s most of our services today are focused onto the early part of the well lifecycle, that is the well construction phase. We sell our clients large OD tubulars, we help them drill their wells, we run the casing and help them cement it – and then we run the completion. Whilst we do perform re-completion work and some plug & abandonment, the majority of our services are directly linked to the well construction phase, and this is strongly linked to our clients’ capital expenditure plans and, accordingly, to the number of drilling rigs active in the market at any time.

When we consider Expro’s portfolio of services, they are involved in both the well construction and well production phases of the well lifecycle with a strong portfolio of services around flow management, subsea well access, well intervention and production services. Well intervention and production services are generally considered operating expense for our clients and continue even as drilling programs are curtailed during down market periods. Indeed, we often we see clients’ opex spending increase at they cut back on capex expenditure to allow them to maintain hydrocarbon production.

As we contemplate a combination of the two companies, we can see new market opportunities open as we are able to offer a combination of our service lines. Subsea intervention solutions, wellbore plug and abandonment and the provision of an expanded range of service tool applications are examples of these.

Both companies have maintained a historical focus on developing and implementing innovative technologies, and this has been a key part of Frank’s 80-year success story. This focus will continue as technology is a central factor in this transaction, and I’m pleased to tell you that Expro shares our passion on developing new technology. With greater scale and more resources, together we will be able to invest even more in new technology development, as Nigel will touch on later.

I will now hand over to Thad who will discuss geographic synergies and business opportunities.

Thad

Thanks, Steve. As you heard from Mike, the vast majority of Expro’s revenues is in the opex category and then explained in more detail by Steve. Let’s dive a bit more into the geographies where both of our revenues come from, and how we can use this to our advantage as a combined company.

Expro is a well-established brand which has a significant presence in Eastern Hemisphere: namely, Europe, Middle East, North Africa and Asia, and our Strengths are in North America Offshore & Onshore markets, Caribbean and several West Africa countries. Since most of our services target different life cycle stages of the well, together we will have access to new markets and opportunities where individually we would not.

In summary, all of this means, we will be able to better serve our customers’ needs, across the globe. For example, looking at the Caribbean area, specifically Guyana. We are very well positioned with the customer base and have a large market share for products & services, whereas Expro does not. We would be able to use our position to pull in Expro’s suite of services where otherwise they would not have the opportunity. And in North Africa, the relative strength positions switch and Expro has the dominate position, this would allow the introduction of Frank’s suite of services in a market we are not currently positioned.

Finally, in several countries, we do overlap. In those locations, our companies share many of the same customers and have worked on many of the same wells, though at different parts of the well lifecycle. At Frank’s we have always focused on developing ways that we can stay at the well site for longer periods of time. Combining our companies certainly accomplishes that goal. The result is increased opportunities together, which in the Business Development world, leads to increased market share and revenue.

With that, I’ll turn it over to our CFO, Melissa Cougle.

Melissa

Hello, everyone – we all know that in today’s market, resiliency is key. Part of being resilient is being able to hold steady levels of revenue even as rig counts and commodity prices fluctuate up and down, causing our customer to change how and where they spend their money.

Even though our revenues have been greatly affected when our customers have withdrawn from investing in new wells, our financial strength has allowed us to continue serving those same customers and investing in new technologies when others in our industry have not been able to do so. This combination will protect our current financial strength even further by keeping our revenues steadier during weak periods where our customers focus more on optimizing production than drilling new wells.

Finally, Frank’s has always maintained a strong financial foundation, and I am pleased to tell you that the combined company will continue to be debt-free with a conservative financial mindset and a continued focus on generating free cash flow.

Now I’ll pass the call over to Nigel, who will provide his thoughts on the combined company’s focus on innovation and sustainability. Nigel?

Nigel

Thanks, Melissa. We have always been known for innovation, and that won’t change, but we should give some thought to where and when we commit our resources. We can say that we’ll practice “Innovation With a Purpose”—that is, what we develop must satisfy a need and be profitable for us. There’s some art and science involved in identifying that need, and really, we can say that it’s the combination of the enterprise’s experiences and insights that allow us to figure out a better way to do something. But we also see new opportunities to deploy our innovation to advance our sustainability and environmental stewardship, as well as that of our customers.

This is a broad initiative, and it extends from our procurement practices, where we need to buy as close to the point of use as practical, and all the way through our engineering and manufacturing where we need to create solutions that have inherently smaller carbon footprint yet have a significant impact in our customers’ efficiency. We can carry this further when we look at quality—not only as we measure how accurate or precise our technology and equipment is, but also when we look at reliability. Service quality is something that distinguishes us from the other players. It’s a genuine competitive advantage. Our clients depend on us being reliable and able to deliver a solution every time. It’s easy to see how this can impact our environment—fewer road miles, helicopter flights and less air freight, means burning less fuel burned and generally, less waste.

This will be a top priority for our combined company, along with helping our customers operate safely. Now, WHAT we “innovate” is critical and along with our reputation, truly makes us the “best choice”—or as we say, makes us the “High Value, Low Risk” provider. That reputation is supported when our enterprises combine. We will be the logical choice for challenging operations, with our customers secure in the knowledge that we reduce operational risk and improve operational efficiency, with an absolute commitment to zero.

In fact, we are committing to achieve a 50% reduction in carbon intensity by 2030, and net zero by 2050. You might be wondering how we can achieve that. As I noted earlier, we can attain this by making our own processes more efficient, planning and creating novel solutions. Where can we stop using diesel power and start using electric? Can we move to different energy sources? Can we run alternative sources and fuels? This is all possible and takes us back to “Innovation With a Purpose.”

We know that as an industry, and certainly as a company, we can adjust and adapt. It’s one of the strongest traits of energy service companies: we are very good at solving what seem to be insurmountable problems. We’ll also, of course, provide core products and services that help make energy affordable for people around the world and protect the environment.

Let me turn this to John for some additional comments.

John

Thanks, Nigel. I’d like to talk about some important guidelines on how we conduct our business over the next couple of months. We expect to close the transaction and officially combine with Expro within the next four to six months. At that time, Frank’s will join the Expro brand, with Expro CEO Mike Jardon leading the combined company. Mike Kearney will transition to a role as Chairman of the Board, and a member of the Mosing family will remain on the Board of the new company, which will change its name to Expro.

Until the transaction closes, we will continue to operate as separate companies, so please don’t reach out to anyone at Expro yet. There are important legal limits on how much we can start to coordinate, and when we can do so. We will put together a one-page list of “Dos and Don’ts” to help you understand these limitations.

We may also receive some news media interest on this combination. If you receive any questions from the media, or any questions from investors, please do not try to respond yourself. Please immediately send those inquiries to Natalie Questell in HR.

And now I’ll turn it to Natalie to talk about how this will all come together in the coming months, and what it means for the Frank’s culture that is so special to all of us.

Natalie

Thanks, John. We are bringing together two of the most talented workforces in the industry. Our employees will have the opportunity to work for a more resilient company with a broader service and product offering across an enhanced geographical footprint.

In the coming weeks, we’ll form a joint integration planning team to determine a plan that ensures we build on the best of both companies after the deal closes. This team will be comprised of representatives from both Frank’s and Expro to ensure a smooth integration planning and execution process. As the two companies have discussed the benefits of the combination, the executive teams have time and again recognized the importance of maintaining what makes each company so successful. That’s why the integration planning team will include representatives from both companies.

Even though we’ll be part of the Expro brand, Frank’s legacy of innovation, integrity, safety and exceptional service will continue to be an essential part of our success now and into the future. I believe that as we move through the integration process, we will all be able to see that both companies have highly complementary cultures that place a strong focus on excellence in customer delivery – and both companies share a culture of innovation.

Once we combine, we will be operationally headquartered in Houston, Texas and maintain a significant presence in Lafayette, Louisiana, which we all know is a point of pride for Frank’s and home to our largest employee population.

While we do not have a lot of operational overlap, unfortunately there will be some redundancies, as is common with a transaction of this scale. I know we all quickly want to know what will happen, and these changes can cause a lot of concern and anxiety. But, we have not yet made any decisions regarding jobs, though I can tell you that we will provide as much advance notice and support as we can to anyone who is affected.

We will also be sharing a lot of additional information on benefits and other HR-related items that are meaningful to all of us. Again, I’d like to reiterate that there will not be any changes here until the transaction closes, likely in the late summer or early fall. And now I’d like to hand it back to Mike who would like to make some closing comments on this important transaction.

Mike

Thanks, Natalie. I want to reiterate a couple of points on this. As I said in my note to you this morning, I understand that, on a personal level, this news may cause you anxiety and concern, particularly after so many years of sacrifice during a brutal market downturn, and, now, a global pandemic. I can commit that we will be transparent and supportive throughout this process and will share more information as soon as we are able.

With that, we’ll wrap up. Thank you, again, for joining today’s town hall. I want to sincerely thank you for your commitment to the Frank’s family and our mission. I recognize it has been a challenging several years, but Frank’s and all of you have remained focused on working safely and supporting our customers with the best quality service and innovative technology in our space. I am tremendously grateful to work with such a talented team every day, and I look forward to watching our next chapter as Chairman of the new company.

While we don’t have all the answers today about what the combination will mean, we will be communicating with you over the next several months and will provide as much notice as possible regarding any changes. I encourage you to send any questions you have to our Employee Voices email included in my email to you this morning about this combination. As I mentioned, I also plan to hold additional meetings with our employees and Expro’s CEO in the coming weeks, so I look forward to speaking with many of you then and answering more questions.

I am confident that this is the best step for Frank’s that will build upon our legacy and allow us to succeed for many years to come. Thank you again for your dedication to Frank’s.

No Offer or Solicitation

This communication relates to a proposed merger and related transactions (the “Transactions”) between Frank’s International N.V. (“Frank’s”) and Expro Group Holdings International Limited (“Expro”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transactions, Frank’s intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of Frank’s. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Frank’s and Expro. SHAREHOLDERS OF FRANK’S AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Frank’s and Expro once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Frank’s website, www.franksinternational.com.

Participants in the Solicitation

Frank’s and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frank’s in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation.

Information regarding Frank’s directors and executive officers is contained in the proxy statement for Frank’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2020, Frank’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com.

Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Expro or Frank’s expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify the forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by Frank’s and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance.

Although Frank’s and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Frank’s, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of Frank’s and Expro’s shareholders; the timing to consummate the

Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transactions-related matters; the ultimate timing, outcome and results of integrating the operations of Frank’s and Expro; the effects of the business combination of Frank’s and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of Frank’s common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Frank’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; unique risks associated with offshore operations; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Expro’s or Frank’s control, including those detailed in Frank’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and Expro and Frank’s undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.